

G L O B A L corporate compliance




05007676

April 13, 2005

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549


SEC MAIL
PROCESSING
RECEIVED
WASH. D.C.
185
SECTION

Attention: Office of International Corporate Finance

Dear Sirs:

SUPPL

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the six months ended November 30, 2004
2. Managements Discussion and Analysis for six months ended November 30, 2004
3. Certificate of the CFO
4. Certificate of the CEO

PROCESSED
MAY 1 1 2005
THOMSON FINANCIAL

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Brenda Davis
Associate

encl.

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

GLOBEL
DIRECT





Interim Financial Statements

For the Second Quarter Ended November 30, 2004

These financial statements have not been reviewed by our auditors Grant Thornton LLP

quali **t** y
r eputation
sec **u** rity
cu **s** tomer focus
exper **t** ise

GLOBEL
D-I-R-E-C-T

MANAGEMENT'S DISCUSSION & ANALYSIS

For the Second Quarter Ended November 30, 2004

This Management's Discussion and Analysis (MD&A) comments on our operations, performance and financial condition for the quarter ended November 30, 2004. This MD&A should be read in conjunction with the interim consolidated financial statements for the quarter ended November 30, 2004 and the audited consolidated financial statements and related notes for the fiscal year ended May 31, 2004 and 2003. The audited and interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) unless specifically stated. The reporting and measurement currency in the audited and interim consolidated financial statements and in this MD&A is in Canadian dollars. This MD&A provides the level of disclosure required for interim MD&A pursuant to National Instrument 51-102. This MD&A was completed on January 28, 2005.

These interim financial statements have not been reviewed by the Company's auditors, Grant Thornton LLP.

Overview

Globel Direct is progressing in its climb back to profitability. The past three years have included major restructuring efforts as the Company continued to re-evaluate it's business plan due to the long standing effects of 9/11 and the continued softening of the marketing services sector. During the fiscal year ended 2004 Globel disposed of certain assets of the Corporation, which generated a significant non-operating gain, and also orchestrated several different activities which led to restructuring of the Company's debt and realized forgiveness of $2.9 million in debt. Globel has continued to make great strides through the recovery process, which is now nearing completion, resulting in a nominal income from operations for the fiscal year ended May 31, 2004, and also for the first six months ended November 30, 2004. Globel remains challenged with high interest costs, and managing the business with minimal working capital. Management continues its quest to address these issues, in order to once again turn attention to growth and shareholder value.

GLOBEL DIRECT



Selected Annual Information

For Fiscal Years Ended May 31

	2004	2003	2002
Total Revenues	12,858,496	19,059,154	23,712,595
Income from Operations	26,707	(217,978)	(1,876,953)
Basic Income (Loss) from Operations per share	0.00	(0.01)	(0.11)
Net Income (Loss)	1,775,817	(5,065,224)	(6,996,465)
Basic Earnings (Loss) per share	0.05	(0.27)	(0.41)
Total Assets	3,853,348	8,171,350	10,458,589
Total long-term financial liabilities	4,275,243	7,535,177	5,896,903
Cash dividends declared per share	-	-	-

**Note Diluted per share amounts have not been presented as they are anti-dilutive*

Summary of Quarterly Results

For the Quarters Ended:

	30-Nov-04	30-Nov-03	31-Aug-04	31-Aug-03
Total Revenues	2,597,737	3,855,644	2,449,605	3,472,531
Income (Loss) from Operations	113,284	102,114	219,257	(218,676)
Basic Income (Loss) from Operations per share	0.00	0.00	0.01	(0.01)
Net Income (Loss)	(58,868)	(93,754)	60,042	(684,789)
Basic Earnings (Loss) per share	0.00	0.00	0.00	(0.02)



	31-May-04	31-May-03	28-Feb-04	28-Feb-03
Total Revenues	2,830,032	4,583,637	2,700,289	4,957,878
Income (Loss) from Operations	128,019	200,587	15,250	408,552
Basic Income (Loss) from Operations per share	0.00	0.01	0.00	0.02
Net Income (Loss)	(868,971)	(3,025,930)	3,423,151	(242,940)
Basic Earnings (Loss) per share	(0.03)	(0.16)	0.10	(0.01)

**Note Diluted per share amounts have not been presented as they are anti-dilutive*

Results of the Second Quarter Ended November 30, 2004

Revenue for the second quarter of 2005 fiscal year ended November 30, 2004 was $2.6 million, declining from the prior years revenue of $3.9 million. This was a 33% decline over the prior year. Globel attributes 20% of this decline in revenues to the exit of certain markets, which occurred in the third quarter of 2004 fiscal year. The remaining 13% decline was due to certain customer contracts which ended during the current fiscal year, and a recurring focus of the Company's sales force to seek out profitable revenue streams to better utilize the Company's asset base. Year to date revenues are $5.0 million compared with $7.3 million for the prior year, a decline of 31%.

Operating expenses during the second quarter decreased to $2.5 million from $3.8 million a year earlier, an improvement of 34% in total, increasing Globel's profitability from operations. Gross margin improved by 8% for the second quarter compared with the gross margin of the prior year. Administrative, selling and marketing expenses have also decreased during the second quarter by $0.26 million from cost containment strategies implemented by Globel's management team.

Year to date operating expenses have decreased to $4.7 million from the prior year of $7.4 million. Gross margin year to date was 46% compared with the prior year of 34%. Administrative, selling and marketing expenses have reduced to $1.97 million from $2.64 million a year earlier.

Income from operations was reported for the second quarter ended November 30, 2004 of $0.113 million, a slight improvement over the prior years quarter of $0.102 million. The Company also realized non-operating gains during the second quarter of $0.075 million through debt forgiveness agreements negotiated in Fiscal 2004. Bank charges and interest also declined by $0.1 million for the quarter from debt restructuring activities late in the prior fiscal year. Amortization expenses have also been reduced to $0.093 million from

Total liabilities have decreased to $7,611,882 from $7,696,634 at the most recent year ended May 31, 2004, a reduction of $84,752 over the period.

Off-Balance Sheet Arrangements

Under the terms of operating leases for premises, including operating costs, and equipment, the Company is obligated to make the following minimum payments:

	Premises	Equipment	Total
2005 remainder	$ 242,749	$ 416,449	$ 659,198
2006	283,458	3,092,624	3,376,082
2007	207,604	57,274	264,878
2008	207,017	14,976	221,993
2009 and thereafter	51,754	-	51,754
	$ 1,092,582	$ 3,581,323	$ 4,673,905

Related Parties Transactions

During the first six months of Fiscal 2005 Globel had the following related party activity:

a) Paid rent and operating costs in the amount of $194,260 to a company with common officers, directors and shareholders, of which $33,989 is included in accounts receivable. The Company also entered into an equipment-financing loan during the period in the amount of $12,000, bearing a monthly interest rate of 1% on the outstanding monthly balance. Monthly principal repayments of $1,000 plus interest are being made to retire this debt. As of November 30, 2004 there was $7,000 remaining. This amount is reflected as a net amount against the accounts receivable amount disclosed above.

b) During the fiscal year ended May 31, 2004 the Company received cash totaling $387,828 from a director and a company controlled by a director. During the second quarter an additional loan of $50,000 was provided to the Company. These advances have been provided to supplement existing operating lines of credit and are non-interest bearing. As of November 30, 2004 the amount outstanding was $437,828 and is reflected in Due to Affiliates.

c) The remaining amount due to Affiliates of $75,000 is due to a company controlled by a director, bearing interest at 8% and maturing in February 2006.

d) The amount due to shareholder of $45,000 plus interest accrued of $2,500 is due to an employee of the Company.



Share Capital

a) Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares

b) Issued:

	Number of Shares	Amount
Balance, May 31, 2004	34,134,218	$5,732,115
Activity during the period	nil	nil
Balance, November 30, 2004	34,134,218	$5,732,115

c) Earnings per share is calculated based on the weighted average number of Common shares outstanding during the period of 34,134,218 (2003 - 34,134,218). Diluted earnings per share have not been presented, as they are not materially dilutive.

d) No options or warrants were issued during the second quarter of Fiscal 2005.
The Company had 577,000 options outstanding as of May 31, 2004 of which 99,000 were cancelled during the first six months leaving an outstanding balance of 478,000.

Changes in Accounting Policies

There have been no changes from policies in effect as @ May 31, 2004, the Corporations latest annual audited financial statements.

Forward-looking Statements

Periodically Globel Direct and its representatives make written and spoken forward-looking statements, including those contained in this Quarterly Report. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by these statements. Such factors include, but are not limited to, the following: general economic and business conditions, changes in demand for Globel's services, changes in competition, the ability of Globel to integrate acquisitions or complete future acquisitions, access to capital, interest rate fluctuations, dependence on a small number of clients for a large proportion of overall revenues and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this report should not be regarded as a representation by Globel that the Company's plans and objectives will be achieved.

GLOBEL
DIRECT



Financial Statements

Q2 - 2005F
GLOBEL DIRECT, INC.
Consolidated Statement of Income

(unaudited)

	3 months ended November 30		6 months ended November 30	
	2004	2003	**2004**	2003
REVENUES				
Revenues from operations	**$ 2,597,737**	$ 3,855,644	**$ 5,047,342**	$ 7,328,175
EXPENSES				
Production	**1,481,791**	2,495,788	**2,742,896**	4,808,605
Administration	**786,816**	1,006,278	**1,562,715**	2,075,401
Selling & Marketing	**215,846**	251,464	**409,190**	560,731
Total expenses	**2,484,453**	3,753,530	**4,714,801**	7,444,737
Income (loss) from Operations	**113,284**	102,114	**332,541**	(116,562)
Non-operating losses (gains)	**(75,000)**	(260,868)	**(157,675)**	(260,868)
Bank charges & Interest expense	**154,164**	253,614	**303,150**	517,159
Amortization expenses	**92,988**	203,122	**185,892**	405,690
Earnings (loss) before taxes	**(58,868)**	(93,754)	**1,174**	(778,543)
Income taxes	**-**	-	**-**	-
Net earnings (loss)	**$ (58,868)**	$ (93,754)	**$ 1,174**	$ (778,543)
(Deficit) retained earnings, beginning of year	**$ (9,578,273)**	$ (12,098,921)	**$(9,638,315)**	$ (11,414,132)
Net earnings (loss)	**(58,868)**	(93,754)	**1,174**	(778,543)
Deficit, end of year	**$ (9,637,141)**	$ (12,192,675)	**$(9,637,141)**	$ (12,192,675)
Earnings per share (note 3 c)	**$ (0.00)**	$ (0.00)	**$ 0.00**	$ (0.02)

GLOBEL
DIRECT



GLOBEL DIRECT, INC.
Consolidated Statements of Cash Flows
(unaudited)

	3 months ended November 30		6 months ended November 30	
	2004	**2003**	**2004**	**2003**
OPERATING ACTIVITIES				
Net income (loss)	**$ (58,868)**	**$ (93,754)**	**$ 1,174**	**$ (778,543)**
Items not affecting cash:				
Depreciation, amortization	**92,988**	203,122	**185,892**	405,690
Forgiveness of debt	**(75,400)**		**(157,675)**	
Funds provided by (used in) operating activities	**(41,280)**	109,368	**29,391**	(372,853)
Changes in operating assets and liabilities:				
Accounts receivable	**(345,883)**	(412,585)	**(304,791)**	1,128,468
Prepaids and inventory	**95,424**	13,580	**109,231**	(50,137)
Accounts payable and accrued liabilities	**254,812**	(24,224)	**(111,635)**	(245,677)
Postage advances	**(74,170)**	(197,199)	**(4,480)**	(387,610)
Changes in operating assets and liabilities	**(69,817)**	(620,428)	**(311,675)**	445,044
Cash provided by (used in) operating activities	**(111,097)**	(511,060)	**(282,284)**	72,191
FINANCING ACTIVITIES				
Proceeds from operating line of credit, net	**4,308**	560,045	**217,348**	110,563
Proceeds from (repayments to) shareholder and affiliates	**50,000**		**50,000**	
Repayment of convertible debenture	**(40,000)**		**(40,000)**	
Repayment of long-term debt	**(28,280)**	10,241	**(38,310)**	(235,381)
Issue of common shares, net of issue costs	**-**	(1,232)	**-**	(1,232)
Cash provided by financing activities	**(13,972)**	569,054	**189,038**	(126,050)
INVESTING ACTIVITIES				
Purchase of property and equipment	**(683)**	(5,040)	**(10,882)**	(8,032)
GIC's securing letters of credit	**-**	(40,000)	**-**	(40,000)
Cash used in investing activities	**(683)**	(45,040)	**(10,882)**	(48,032)
Decrease (increase in bank indebtedness)	**(125,752)**	12,954	**(104,128)**	(101,891)
Cash (bank indebtedness), beginning of period	**137,069**	48,366	**115,445**	163,211
Cash (bank indebtedness), end of period	**$ 11,317**	$ 61,320	**$ 11,317**	$ 61,320

4. Operating line of Credit

Effective May 3, 2004, the Company entered into a new agreement with its former lender, Express Commercial Services (ESC), for an operating line of credit, in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this facility, the Company can borrow a maximum of $3,000,000, of which eligibility is determined at the latest balance sheet effective date, borrowing up to 85% of good quality, fully earned, undisputed accounts receivable. This lending facility bears an interest rate of 0.067% per day, calculated on daily outstanding balances. There is a daily minimum balance of $900,000 averaged over a quarterly period. As at November 30, 2004, the Company had $1,372,761 drawn against this facility.

5. Long Term Debt	Nov 30/04	May 31/04
Term loan, repayable in monthly principal installments of $510 plus interest at the lenders floating rate plus 3% per annum, maturing in September 2005	$5,100	$8,160
Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a one time $40,000 payment on October 1, 2003.	$155,000	$185,000
Refinancing of aged accounts payable, secured by Leased equipment, and maturing in December 2005. Remaining balance will be forgiven at $25,000 per Month, resulting in a $Nil balance by maturity date, Provided that the Company fulfills certain requirements. No cash payments are required to retire this Remaining obligation.	$325,000	$475,000
Long-term payable relating to a settlement, repayable in monthly installments of $11,000 beginning Jan 2007 and maturing in Dec 2009, and is secured by the equipment	$385,000	$385,000
Capital Lease for equipment beginning Dec 2003 For twelve months. Payments of $3,500 are due Quarterly and the capital lease is secured by Equipment on the capital lease	$1,750	$7,000
	$871,850	$1,060,160
Less: portion due within one year	(66,850)	(73,120)
	$805,000	$987,040

Future principal repayments are due as follows:

2005	$34,810
2006	62,040
2007	115,000
2008	137,000
2009	132,000
2010	66,000

The term loan due in September 2005 is secured by a General Security Agreement over all current and after-acquired personal property of SMI, ICL, and GDI subject to priorities of the other term loan lenders.

6. Convertible Debenture

The Corporation reached a restructuring agreement with the holder of its $3,000,000 convertible debenture during January, 2004. The term of the remaining balance of the debenture was extended to September, 2005, with $20,000 monthly principal repayments in each of April/04 - May/04 and Sept/04 - Oct/04 and $30,000 monthly payments thereafter. All other terms and conditions of the debenture remain unchanged. As at November 30, 2004 the remaining balance of the debenture was $2,712,255. As the debenture is due within the next 12 months it has been entirely reclassified to current liabilities. The company is currently in discussions with the debenture holder to find a long-term solution for this liability.

7. Related Party transactions

During the first six months, the Company had the following transactions with related parties:

a) Paid rent and operating costs in the amount of $194,260 to a company with common officers, directors and shareholders, of which $33,989 is included in accounts receivable. The Company also entered into an equipment financing loan during the period in the amount of $12,000, bearing a monthly interest rate of 1% on the outstanding monthly balance. Principal repayments of $1,000 plus interest are being made. As of November 30, 2004 there was $7,000 remaining. This amount is reflected as a net amount against the accounts receivable amount disclosed above.
b) During the fiscal year ended May 31, 2004 the Company received cash totaling $387,828 from a director and a company controlled by a director. These advances were provided to supplement existing operating lines of credit and were non-interest bearing. During the second quarter an additional loan of $50,000 was provided to the Company. As at November 30, 2004, $437,828 remained outstanding and is reflected in Due to affiliates.

c) The remaining amount due to Affiliates of $75,000 is due to a company controlled by a director, bearing interest at 8% and maturing in February 2006.
d) The amount due to shareholder of $45,000 plus interest accrued of $2,500 is due to an employee of the Company.

8. Directors and Officers of the Company

J.R. Richardson - President, Chief Executive Officer, Director
Daryl H. Gilbert - Director
R. David Webster - Director
Sandi K. Gilbert - Senior Vice President, Strategy
Leslie R. Byle - Chief Financial Officer

GLOBEL
DIRECT

MANAGEMENT'S DISCUSSION & ANALYSIS

For the Second Quarter Ended November 30, 2004

This Management's Discussion and Analysis (MD&A) comments on our operations, performance and financial condition for the quarter ended November 30, 2004. This MD&A should be read in conjunction with the interim consolidated financial statements for the quarter ended November 30, 2004 and the audited consolidated financial statements and related notes for the fiscal year ended May 31, 2004 and 2003. The audited and interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) unless specifically stated. The reporting and measurement currency in the audited and interim consolidated financial statements and in this MD&A is in Canadian dollars. This MD&A provides the level of disclosure required for interim MD&A pursuant to National Instrument 51-102. This MD&A was completed on January 28, 2005.

These interim financial statements have not been reviewed by the Company's auditors, Grant Thornton LLP.

Overview

Globel Direct is progressing in its climb back to profitability. The past three years have included major restructuring efforts as the Company continued to re-evaluate it's business plan due to the long standing effects of 9/11 and the continued softening of the marketing services sector. During the fiscal year ended 2004 Globel disposed of certain assets of the Corporation, which generated a significant non-operating gain, and also orchestrated several different activities which led to restructuring of the Company's debt and realized forgiveness of $2.9 million in debt. Globel has continued to make great strides through the recovery process, which is now nearing completion, resulting in a nominal income from operations for the fiscal year ended May 31, 2004, and also for the first six months ended November 30, 2004. Globel remains challenged with high interest costs, and managing the business with minimal working capital. Management continues its quest to address these issues, in order to once again turn attention to growth and shareholder value.

Selected Annual Information

For Fiscal Years Ended May 31

	2004	2003	2002
Total Revenues	12,858,496	19,059,154	23,712,595
Income from Operations	26,707	(217,978)	(1,876,953)
Basic Income (Loss) from Operations per share	0.00	(0.01)	(0.11)
Net Income (Loss)	1,775,817	(5,065,224)	(6,996,465)
Basic Earnings (Loss) per share	0.05	(0.27)	(0.41)
Total Assets	3,853,348	8,171,350	10,458,589
Total long-term financial liabilities	4,275,243	7,535,177	5,896,903
Cash dividends declared per share	-	-	-

**Note Diluted per share amounts have not been presented as they are anti-dilutive*

Summary of Quarterly Results

For the Quarters Ended:

	30-Nov-04	30-Nov-03	31-Aug-04	31-Aug-03
Total Revenues	2,597,737	3,855,644	2,449,605	3,472,531
Income (Loss) from Operations	113,284	102,114	219,257	(218,676)
Basic Income (Loss) from Operations per share	0.00	0.00	0.01	(0.01)
Net Income (Loss)	(58,868)	(93,754)	60,042	(684,789)
Basic Earnings (Loss) per share	0.00	0.00	0.00	(0.02)

GLOBEL DIRECT



	31-May-04	31-May-03	28-Feb-04	28-Feb-03
Total Revenues	2,830,032	4,583,637	2,700,289	4,957,878
Income (Loss) from Operations	128,019	200,587	15,250	408,552
Basic Income (Loss) from Operations per share	0.00	0.01	0.00	0.02
Net Income (Loss)	(868,971)	(3,025,930)	3,423,151	(242,940)
Basic Earnings (Loss) per share	(0.03)	(0.16)	0.10	(0.01)

**Note Diluted per share amounts have not been presented as they are anti-dilutive*

Results of the Second Quarter Ended November 30, 2004

Revenue for the second quarter of 2005 fiscal year ended November 30, 2004 was $2.6 million, declining from the prior years revenue of $3.9 million. This was a 33% decline over the prior year. Globel attributes 20% of this decline in revenues to the exit of certain markets, which occurred in the third quarter of 2004 fiscal year. The remaining 13% decline was due to certain customer contracts which ended during the current fiscal year, and a recurring focus of the Company's sales force to seek out profitable revenue streams to better utilize the Company's asset base. Year to date revenues are $5.0 million compared with $7.3 million for the prior year, a decline of 31%.

Operating expenses during the second quarter decreased to $2.5 million from $3.8 million a year earlier, an improvement of 34% in total, increasing Globel's profitability from operations. Gross margin improved by 8% for the second quarter compared with the gross margin of the prior year. Administrative, selling and marketing expenses have also decreased during the second quarter by $0.26 million from cost containment strategies implemented by Globel's management team.

Year to date operating expenses have decreased to $4.7 million from the prior year of $7.4 million. Gross margin year to date was 46% compared with the prior year of 34%. Administrative, selling and marketing expenses have reduced to $1.97 million from $2.64 million a year earlier.

Income from operations was reported for the second quarter ended November 30, 2004 of $0.113 million, a slight improvement over the prior years quarter of $0.102 million. The Company also realized non-operating gains during the second quarter of $0.075 million through debt forgiveness agreements negotiated in Fiscal 2004. Bank charges and interest also declined by $0.1 million for the quarter from debt restructuring activities late in the prior fiscal year. Amortization expenses have also been reduced to $0.093 million from

Total liabilities have decreased to $7,611,882 from $7,696,634 at the most recent year ended May 31, 2004, a reduction of $84,752 over the period.

Off-Balance Sheet Arrangements

Under the terms of operating leases for premises, including operating costs, and equipment, the Company is obligated to make the following minimum payments:

	Premises	Equipment	Total
2005 remainder	$ 242,749	$ 416,449	$ 659,198
2006	283,458	3,092,624	3,376,082
2007	207,604	57,274	264,878
2008	207,017	14,976	221,993
2009 and thereafter	51,754	-	51,754
	$ 1,092,582	$ 3,581,323	$ 4,673,905

Related Parties Transactions

During the first six months of Fiscal 2005 Globel had the following related party activity:

a) Paid rent and operating costs in the amount of $194,260 to a company with common officers, directors and shareholders, of which $33,989 is included in accounts receivable. The Company also entered into an equipment-financing loan during the period in the amount of $12,000, bearing a monthly interest rate of 1% on the outstanding monthly balance. Monthly principal repayments of $1,000 plus interest are being made to retire this debt. As of November 30, 2004 there was $7,000 remaining. This amount is reflected as a net amount against the accounts receivable amount disclosed above.

b) During the fiscal year ended May 31, 2004 the Company received cash totaling $387,828 from a director and a company controlled by a director. During the second quarter an additional loan of $50,000 was provided to the Company. These advances have been provided to supplement existing operating lines of credit and are non-interest bearing. As of November 30, 2004 the amount outstanding was $437,828 and is reflected in Due to Affiliates.

c) The remaining amount due to Affiliates of $75,000 is due to a company controlled by a director, bearing interest at 8% and maturing in February 2006.

d) The amount due to shareholder of $45,000 plus interest accrued of $2,500 is due to an employee of the Company.



Share Capital

a) Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares

b) Issued:

	Number of Shares	Amount
Balance, May 31, 2004	34,134,218	$5,732,115
Activity during the period	nil	nil
Balance, November 30, 2004	34,134,218	$5,732,115

c) Earnings per share is calculated based on the weighted average number of Common shares outstanding during the period of 34,134,218 (2003 - 34,134,218). Diluted earnings per share have not been presented, as they are not materially dilutive.

d) No options or warrants were issued during the second quarter of Fiscal 2005.
The Company had 577,000 options outstanding as of May 31, 2004 of which 99,000 were cancelled during the first six months leaving an outstanding balance of 478,000.

Changes in Accounting Policies

There have been no changes from policies in effect as @ May 31, 2004, the Corporations latest annual audited financial statements.

Forward-looking Statements

Periodically Globel Direct and its representatives make written and spoken forward-looking statements, including those contained in this Quarterly Report. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by these statements. Such factors include, but are not limited to, the following: general economic and business conditions, changes in demand for Globel's services, changes in competition, the ability of Globel to integrate acquisitions or complete future acquisitions, access to capital, interest rate fluctuations, dependence on a small number of clients for a large proportion of overall revenues and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this report should not be regarded as a representation by Globel that the Company's plans and objectives will be achieved.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Leslie R. Byle, Chief Financial Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ended November 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: January 28, 2004

(signed) "Leslie R. Byle"
Leslie R. Byle
Chief Financial Officer
Globel Direct, inc.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, J.R. Richardson, President and Chief Executive Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ended November 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: January 28, 2004

(signed) "J.R. Richardson"
J.R. Richardson
President and Chief Executive Officer
Globel Direct, inc.